

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2018

Thomas Meyer
Chief Executive Officer
Auris Medical Holding AG
Bahnhofstrasse 21
6300 Zug, Switzerland

> **Re: Auris Medical Holding AG**
> **Registration Statement on Form F-1**
> **Filed March 28, 2018**
> **File No. 333-223993**

Dear Dr. Meyer:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form F-1 Filed March 28, 2018

General

1.   Pursuant to our discussion on April 12, 2018, please withdraw this registration statement as it is attempting to register the resale of the same securities you included on a registration statement filed on February 9, 2018. We note your concern that Rule 414 of the Securities Act requires a new registration statement because of your recent merger with Auris Medical Newco Holding AG. However, Rule 414 applies when you are continuing the offering of securities registered under the Act. Since the registration statement filed on February 9, 2018 was not declared effective, the securities are not registered and the rule does not apply. Please amend the February 9, 2018 registration statement to describe the March 13, 2018 transaction and withdraw this registration

statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675with any questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Sophia Hudson, Esq.